Ref:
File No. 82-3667

ces

City e-Solutions Limited

(incorporated in the Cayman Islands with limited liability)

(Stock Code:557)

05011234

2005

Interim financial report
For the six months ended 30 June 2005

9/19

CONTENTS

RESULTS

The Directors of City e-Solutions Limited (the "Company") announce the following interim unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2005 together with comparative figures.

CONSOLIDATED PROFIT & LOSS ACCOUNT

For the six months ended 30 June 2005 - unaudited

	Note	**Six months ended 30 June** **2005** *HK$'000*	**2004** *HK$'000*
Turnover	3	40,214	32,009
Cost of sales		(13,605)	(10,574)
Gross profit		26,609	21,435
Other (expense)/income (net)		(14,052)	8,484
Administrative expenses	4	(20,942)	(23,974)
(Loss)/profit from operations	3	(8,385)	5,945
(Loss)/profit before taxation	5	(8,385)	5,945
Income tax	6	—	(71)
(Loss)/profit after taxation		(8,385)	5,874
Attributable to:			
Equity holders of the parent		(8,928)	5,473
Minority interests		543	401
		(8,385)	5,874
Earnings per share	8		
Basic		(2.33) cents	1.43 cents

The notes on pages 7 to 14 form part of this interim financial report.

CONSOLIDATED BALANCE SHEET

at 30 June 2005 - unaudited

	Note	**At 30 June 2005** *HK$'000*	**At 31 December 2004** *HK$'000*
Non-current assets			
Fixed assets		3,902	3,346
Intangible assets		376	407
Other financial assets		2,844	986
Total non-current assets		7,122	4,739
Current assets			
Other financial assets		107,974	117,746
Trade and other receivables	9	24,819	25,892
Cash and cash equivalents	10	490,443	499,148
Total current assets		623,236	642,786
Current liabilities			
Trade and other payables	11	(26,913)	(24,223)
Provision for taxation		(1,025)	(1,025)
Total current liabilities		(27,938)	(25,248)
Net current assets		595,298	617,538
NET ASSETS		602,420	622,277
CAPITAL AND RESERVES			
Share capital	12	383,126	383,126
Reserves	13	192,638	213,038
Total equity attributable to equity holders of the parent		575,764	596,164
Minority interests		26,656	26,113
TOTAL EQUITY		602,420	622,277

The notes on pages 7 to 14 form part of this interim financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - *Unaudited*

	Note	Share capital HK$'000	Reserves HK$'000	Total equity attributable to equity holders of the parent HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2004, as previously reported		383,126	197,727	580,853	—	580,853
Minority interests (as previously presented separately from liabilities and equity at 31 December 2003)		—	—	—	25,212	25,212
At 1 January 2004, as restated		383,126	197,727	580,853	25,212	606,065
Profit for the 1st half year						
– Attributable to equity holders of the parent		—	5,473	5,473	—	5,473
– Minority interests		—	—	—	401	401
		—	5,473	5,473	401	5,874
Final dividends in respect of the previous financial year, approved and paid during the interim period of HK 3 cents per share	7	—	(11,494)	(11,494)	—	(11,494)
Exchange differences on translation of financial statements of foreign subsidiaries recognised directly in equity		—	767	767	135	902
As at 30 June 2004		383,126	192,473	575,599	25,748	601,347
At 1 July 2004, as previously reported		383,126	192,473	575,599	—	575,599
Minority interests (as previously presented separately from liabilities and equity at 30 June 2004)		—	—	—	25,748	25,748
As at 1 July 2004, as restated		383,126	192,473	575,599	25,748	601,347
Profit for the 2nd half year						
– Attributable to equity holders of the parent		—	21,046	21,046	—	21,046
– Minority interests		—	—	—	449	449
		—	21,046	21,046	449	21,495
Exchange differences on translation of financial statements of foreign subsidiaries recognised directly in equity		—	(481)	(481)	(84)	(565)
As at 31 December 2004		383,126	213,038	596,164	26,113	622,277

	Note	Share capital HK$'000	Reserves HK$'000	Total equity attributable to equity holders of the parent HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2005, as previously reported		383,126	213,038	596,164	—	596,164
Minority interests (as previously presented separately from liabilities and equity at 31 December 2004)		—	—	—	26,113	26,113
As at 1 January 2005, as restated		383,126	213,038	596,164	26,113	622,277
(Loss)/ profit for the 1st half year						
– Attributable to equity holders of the parent		—	(8,928)	(8,928)	—	(8,928)
– Minority interests		—	—	—	543	543
		—	(8,928)	(8,928)	543	(8,385)
Exchange differences on translation of financial statements of foreign subsidiaries recognised directly in equity		—	22	22	—	22
Final dividends in respect of the previous financial year, approved and paid during the interim period of HK 3 cents per share	7	—	(11,494)	(11,494)	—	(11,494)
As at 30 June 2005		383,126	192,638	575,764	26,656	602,420

The notes on pages 7 to 14 form part of this interim financial report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2005 - unaudited

	Six months ended 30 June 2005	2004
	HK$'000	*HK$'000*
Net cash inflow from operating activities	10,183	13,805
Net cash outflow from investing activities	(2,998)	(38,842)
Net cash outflow from financing activities	(11,494)	(11,494)
Decrease in cash and cash equivalents	(4,309)	(36,531)
Cash and cash equivalents at 1 January	499,148	527,166
Effects of foreign exchange rate changes	(4,396)	899
Cash and cash equivalents at 30 June	490,443	491,534
Analysis of the balances of cash and cash equivalents		
Cash at banks and in hand	33,016	24,634
Deposits with banks and other financial institutions	457,427	466,900
	490,443	491,534

The notes on pages 7 to 14 form part of this interim financial report.

NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

1. BASIS OF PREPARATION

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard (HKAS) 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants (HKICPA). It was authorised for issuance on 8 August 2005.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2004 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2005 annual financial statements. Details of these changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the group since the 2004 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with HKFRSs.

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700, Engagements to review interim financial reports, issued by HKICPA. KPMG's independent review report to the Board of Directors is included on page 15.

The financial information relating to the financial year ended 31 December 2004 that is included in the interim financial report as being previously reported information does not constitute the company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2004 are available from the company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 17 February 2005.

2. CHANGES IN ACCOUNTING POLICIES

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards (HKFRSs, which term collectively includes HKASs and Interpretations) that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. The Board of Directors has determined the accounting policies expected to be adopted in the preparation of the group's annual financial statements for the year ending 31 December 2005, on the basis of HKFRSs currently in issue.

The HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2005 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of issuance of this interim report. Therefore the policies that will be applied in the group's financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

Minority interests (HKAS 1, Presentation of financial statements and HKAS 27, Consolidated and separate financial statements)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the income statement as a deduction before arriving at the profit attributable to shareholders.

With effect from 1 January 2005, in order to comply with HKAS 1 and HKAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the parent, and minority interests in the results of the Group for the period are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the period between the minority interests and the equity holders of the parent.

The presentation of minority interests in the consolidated balance sheet, profit and loss account and statement of changes in equity for the comparative period has been restated accordingly.

3. SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Investment holding: The activities of investing.

Hospitality related services: The provision of e-business enablement, hospitality solutions, hotel management services, hotel reservation services, insurance sales and risk management services, payroll services and procurement services.

	Investment Holding Six months ended 30 June		Hospitality Related Services Six months ended 30 June		Consolidated Six months ended 30 June	
	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	8,141	2,272	32,073	29,737	40,214	32,009
(Loss)/profit from operations	(10,226)	3,655	1,841	2,290	(8,385)	5,945
Income tax					—	(71)
(Loss)/profit after taxation					(8,385)	5,874
Depreciation and amortisation for the period	482	618	237	307	719	925

Geographical segments

The Group's investing activities are mainly carried out in Hong Kong and Singapore.

The hospitality related services are carried out by the subsidiaries based in the United States.

In presenting information on the basis of geographical segments, segment revenue, in relation to investment holding is based on the geographical location of investments and segment revenue in relation to hospitality related services is based on the geographical location of customers.

	Hong Kong Six months ended 30 June		Singapore Six months ended 30 June		United States Six months ended 30 June	
	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	6,351	1,641	3,144	1,541	30,719	28,827
Profit/(loss) from operations	(12,260)	3,356	275	541	3,600	2,048

4. ADMINISTRATIVE EXPENSES

Administrative expenses were largely incurred by the hospitality related services business units.

5. (LOSS)/PROFIT BEFORE TAXATION

(Loss)/profit before taxation is arrived at after charging/(crediting):

	Six months ended 30 June	
	2005	2004
	HK$'000	*HK$'000*
Depreciation of fixed assets	686	894
Amortisation of intangible assets	33	31
Dividends and interest income	8,346	2,358
Exchange loss/(gain)	4,381	(1,751)
Net (gain)/loss on sale of fixed assets	(102)	16
Net unrealised loss/(gain) on remeasurement of securities to fair value	9,773	(6,190)

6. INCOME TAX

	Six months ended 30 June 2005 *HK$'000*	2004 *HK$'000*
Current tax - Hong Kong Profits Tax	—	—
Current tax - Overseas	—	71
	—	71

Hong Kong Profits Tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong. Overseas taxation has been provided on estimated assessable profits at the rates of taxation prevailing in the countries in which the Group operates.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

As at 30 June 2005, the Group has not recognised deferred tax assets in respect of tax losses of HK$10.4 million (31 December 2004: HK$9.9 million) as it is not probable that there will be sufficient appropriate future taxable profits against which the Group can utilise the benefits.

7. DIVIDENDS

a) Dividends attributable to the interim period

The Directors of the Company have resolved not to declare an interim dividend for the six months ended 30 June 2005 (2004: Nil).

b) Dividends attributable to the previous financial year, approved and paid during the interim period.

	Six months ended 30 June 2005 *HK$'000*	2004 *HK$'000*
Final dividends in respect of the previous financial year, approved and paid during the interim period of HK 3 cents (2004: HK 3 cents) per share	11,494	11,494

8. EARNINGS PER SHARE

a) Basic earnings per share

The calculation of basic earnings per share is based on (loss)/profit attributable to equity holders of the parent of HK$(8.9) million (2004: HK$5.5 million) and on 383,125,524 (2004: 383,125,524) ordinary shares in issue during the period.

b) Diluted earnings per share

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the period.

9. TRADE AND OTHER RECEIVABLES

Trade and other receivables net of provisions for bad and doubtful receivables are analysed as follows:

	At 30 June 2005 *HK$'000*	At 31 December 2004 *HK$'000*
Current	10,096	6,702
1 to 3 months overdue	3,111	4,010
More than 3 months overdue but less than 12 months overdue	4,076	5,950
Total trade receivables	17,283	16,662
Other receivables, deposits and prepayments	5,054	2,603
Amounts owing by affiliated companies	2,482	3,297
Dividend receivable	—	3,330
	24,819	25,892

Debts are due within 1 month from the date of billing. However, debtors with balances that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted.

10. CASH AND CASH EQUIVALENTS

	At 30 June 2005 *HK$'000*	At 31 December 2004 *HK$'000*
Deposits with banks and other financial institutions	457,427	470,509
Cash at banks and in hand	33,016	28,639
	490,443	499,148

11. TRADE AND OTHER PAYABLES

Trade and other payables are analysed as follows:

	At 30 June 2005 *HK$'000*	At 31 December 2004 *HK$'000*
Due within one month or on demand	3,099	3,075
Total trade payables	3,099	3,075
Other payables and accrued charges	23,719	21,032
Amounts owing to affiliated companies	95	116
	26,913	24,223

12. SHARE CAPITAL

Issued and fully paid	**No. of shares** *'000*	*HK$'000*
At 30 June 2005	383,126	383,126

During the period ended 30 June 2005, there was no change in the Company's issued share capital.

At 30 June 2005, there were no outstanding share options.

13. RESERVES

The movements in reserves are set out in the Consolidated Statement of Changes in Equity.

14. COMMITMENTS

The total future minimum lease payments under non-cancellable operating lease in respect of office space are as follows:

	At 30 June 2005 *HK$'000*	At 31 December 2004 *HK$'000*
Payable within 1 year	847	479
Payable after 1 year but within 5 years	4,410	—
	5,257	479

The Group entered into an operating lease agreement for an office space. The lease expires in November 2011, and the Group has the option to renew the lease for a five-year additional term prior to the end of the lease term. The lease does not include contingent rental.

15. MATERIAL RELATED PARTY TRANSACTIONS

During the period, there were the following material related party transactions:

	Six months ended 30 June	
	2005 *HK$'000*	2004 *HK$'000*
Dividend income from a related company	1,552	293
Pricing determined on agreed terms:		
Management fee income from affiliated company	10,028	11,856
Income from sale of operating equipment from affiliated companies	1,729	67

INDEPENDENT REVIEW REPORT

To the Board of Directors of City e-Solutions Limited

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 2 to 14.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants.

A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2005.

KPMG
Certified Public Accountants

Singapore, 8 August 2005

INTERIM DIVIDEND

The Directors of the Company have resolved not to declare an interim dividend for the six months ended 30 June 2005 (2004: Nil cents).

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

The Group, through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), has most of its operating activities in the United States. For the period under review, SWAN's operating revenue contribution of HK$28.9 million to the Group's revenue was flat as compared to the previous corresponding period. The revenue improvement recorded by the two business units, Richfield (hotel management services) and Shield (risk management services) was offsetted by the decline in revenue recorded by Sceptre (electronic reservation and revenue management services). However, with higher interest income, SWAN contributed a higher pre-tax profit of HK$3.6 million as compared with HK$2.0 million in the previous corresponding period.

SWAN's business development focus on Richfield, the hotel management unit of SWAN, is starting to bear fruit. For the first half of 2005, Richfield, has successfully achieved a net gain of several multi-year management contracts. These new contracts will start contributing to the turnover of SWAN in the second half of 2005. With this addition of hotels, Richfield is managing 30 hotels representing more than 5,000 rooms as at 1 August 2005.

Financial Commentary

Group Performance

The Group recorded a higher revenue of HK$40.2 million, an increase of 25.6%, as compared with HK$32.0 million in the previous corresponding period, due mainly to higher dividend and interest income. However, the Group reported a net loss attributable to equity holders of the parent of HK$8.9 million, as compared to a net profit of HK$5.5 million in the previous corresponding period. The loss can be attributed to the investment activities of the Company.

The investment securities and time deposits held by the Company returned investment income amounting to HK$8.3 million during the period under review as compared with HK$2.4 million in the previous corresponding period. In line with the accounting treatment, unrealised losses of HK$9.8 million were sustained as a result of remeasuring the Group's investment securities to fair value as at 30 June 2005. This, together with the unrealised translation exchange losses, resulted in a total Net Other Expenses of HK$14.1 million for the period under review as compared with a Net Other Income of HK$8.5 million reported in the previous corresponding period.

Financial Position, Cash Flow and Borrowings

As at 30 June 2005, the Group's gross assets stood at HK$630.5 million, down from HK$647.5 million as at 31 December 2004.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

For the period under review, net operating cash inflow amounted to HK$10.2 million. The cash outflow on investing and financing activities amounted to HK$3.0 million and HK$11.5 million which was paid to shareholders as dividends respectively. Consequently, the Group reported cash and cash equivalents of HK$490.4 million as at 30 June 2005, down from HK$499.1 million as at 31 December 2004.

The Group has no borrowings for the period under review.

Treasury Activities

As the Group has held some sterling fixed deposits since last year and has some equity holdings denominated in sterling, some unrealised exchange losses were recorded. Other than that, the majority of the Group's cash is held in United States dollar deposits, hence as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will not be significant. The Group's view is that to maximise returns to shareholders we need a balanced portfolio and hence a portion of its portfolio would be held in other currencies. We will monitor closely the Group's exposure to currency movement and take the appropriate action when necessary.

Employees

As at 30 June 2005, the Group had 39 employees, down from 41 as at the end of the last financial year ended 31 December 2004. The total payroll costs for the period under review was HK$12.9 million.

Prospects

On 5 August 2005, the 14 Millennium & Copthorne ("M&C") hotels in the US notified Sceptre that they will not be requiring its reservations services effective from 18 October 2005 as they are changing to the central reservation service provider that the other M&C hotels in Europe and Asia will be using. These 14 M&C hotels are owned and operated by Millennium & Copthorne Hotels plc, which is a subsidiary of City Developments Limited, a substantial shareholder of the Company. The revenue recorded by Sceptre from these 14 M&C hotels for the full year of 2004 and first half of 2005 represented 21.0% and 19.2% respectively of the Group's total turnover.

Excluding the 14 M&C hotels, Sceptre is providing services to more than 160 properties representing in excess of 26,000 rooms. Sceptre will be stepping up its business development efforts to replace this expected future loss of revenue stream.

The Group will continue to pursue investment opportunities to deploy its cash resources.

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors and 1 non-executive director of the Company. It has reviewed the unaudited interim financial report of the Group for the six months ended 30 June 2005.

CORPORATE GOVERNANCE

In the opinion of the Directors, save as disclosed below, the Company has complied with the Code on Corporate Governance Practices, as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Appendix 14") throughout the period.

The Company does not fully comply with the code provisions A.4.1 and A.4.2 in Appendix 14. Under code provision A.4.1, non-executive directors should be appointed for a specific term, subject to re-election. The non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company (the "Articles"). Under code provision A.4.2, all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment and every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. According to the Articles, any Director appointed to fill a casual vacancy shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election. At each annual general meeting, one-third of the Directors for the time being shall retire from office by rotation. In exceptional circumstances, a director may hold office for more than 3 years before retirement.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Model Code"). All directors have confirmed that they have complied with the Model Code throughout the period under review.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2005, there was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries.

DIRECTORS' INTERESTS IN SHARES

(a) As at 30 June 2005, the interests of the Directors of the Company in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

The Company

Name of Director	Nature of Interest	Number of Ordinary Shares of HK$1.00 each
Kwek Leng Beng	personal	3,286,980
Vincent Yeo Wee Eng	personal	718,000
Kwek Leng Joo	personal	1,436,000
Kwek Leng Peck	personal	2,082,200
Gan Khai Choon	personal	1,041,100
Lawrence Yip Wai Lam	personal	520,550
Wong Hong Ren	personal	1,513,112
Hon. Chan Bernard Charnwut	personal	53,850

City Developments Limited

Name of Director	Nature of Interest	Number of Ordinary Shares of S$0.50 each
Kwek Leng Beng	personal	361,115
Vincent Yeo Wee Eng	personal	18,323
Kwek Leng Joo	personal	59,510
Kwek Leng Peck	personal	43,758
Gan Khai Choon	personal	124,814
	family	114,345
Wong Hong Ren	family	4,950

City Developments Limited *(Cont'd)*

Name of Director	Nature of Interest	Number of Warrants
Kwek Leng Beng	personal	36,110
Vincent Yeo Wee Eng	personal	1,832
Kwek Leng Joo	personal	5,951
Gan Khai Choon	personal	12,481

Name of Director	Nature of Interest	Number of Preference Shares of S$0.05 each
Kwek Leng Beng	personal	144,445
Kwek Leng Joo	personal	100,000
Gan Khai Choon	personal	49,925
	family	45,738

Hong Leong Investment Holdings Pte. Ltd.

Name of Director	Nature of Interest	Number of Ordinary Shares of S$100.00 each
Kwek Leng Beng	personal	2,320
Kwek Leng Joo	personal	1,290
Kwek Leng Peck	personal	304
Gan Khai Choon	family	247

CDL Hotels New Zealand Limited

Name of Director	Nature of Interest	Number of Ordinary Shares of No Par Value
Kwek Leng Beng	personal	3,000,000
Vincent Yeo Wee Eng	personal	500,000
Wong Hong Ren	personal	2,000,000

Note: CDL Hotels New Zealand Limited is an indirect subsidiary of Millennium & Copthorne Hotels plc, a subsidiary of City Developments Limited. City Developments Limited is the holding company of the Company. The Directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the Company's ultimate holding company.

(b) Pursuant to the Millennium & Copthorne Hotels Executive Share Option Scheme (the "1996 Scheme") operated by Millennium & Copthorne Hotels plc ("M&C"), certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C Shares for cash as follows:

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Vincent Yeo Wee Eng	A	05/03/1998	6,509	£4.6087	05/03/2001 to 04/03/2008
	B	05/03/1998	15,186	£4.6087	05/03/2001 to 04/03/2005
	B	05/03/1999	20,693	£4.8321	05/03/2002 to 04/03/2006
Wong Hong Ren	B	14/03/2001	69,364	£4.3250	14/03/2004 to 13/03/2008
	B	15/03/2002	83,720	£3.2250	15/03/2005 to 14/03/2009

(c) Pursuant to the Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme (the "2003 Scheme") approved by shareholders of M&C on 21 May 2002, certain Director(s) have outstanding options thereunder ("M&C Options") to subscribe for M&C Shares for cash as follows:

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Vincent Yeo Wee Eng	II	24/03/2005	10,581	£3.9842	24/03/2008 to 23/03/2015
Wong Hong Ren	II	10/03/2003	124,031	£1.9350	10/03/2006 to 09/03/2013
	II	16/03/2004	44,999	£2.9167	16/03/2007 to 15/03/2014
	II	24/03/2005	75,297	£3.9842	24/03/2008 to 23/03/2015

**Note:* The 1996 Scheme has two parts. Part A is designed for the approval by the UK Inland Revenue, of which approval was obtained under Schedule 9 of the Income and Corporation Taxes Act 1988 on 12 April 1996. Part B is an unapproved executive share option scheme designed for UK and non-UK executives. As with the 1996 Scheme, the 2003 Scheme provides for the grant of both approved and unapproved options.

(d) Save as disclosed herein, as at 30 June 2005, none of the Directors and the chief executive of the Company or their associates were interested or had any short position in any shares, underlying shares or debentures of the Company and its associated corporations.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2005, the following corporations were interested in 5% or more of the issued share capital of the Company as recorded in the register required to be kept under section 336 of the SFO:

Name of Shareholder	Number of Shares Held	*Notes*	Percentage Holding in the Company
eMpire Investments Limited	190,523,819		49.73%
City Developments Limited	200,854,743	*(1)*	52.43%
Hong Leong Holdings Limited	21,356,085		5.57%
Hong Leong Investment Holdings Pte. Ltd.	230,866,817	*(2)*	60.26%
Kwek Holdings Pte Ltd	230,866,817	*(3)*	60.26%
Davos Investment Holdings Private Limited	230,866,817	*(3)*	60.26%
Kwek Leng Kee	230,866,817	*(4)*	60.26%
Arnhold and S Bleichroeder Advisors, LLC	38,250,000		9.98%
Farallon Capital Offshore Investors, Inc.	35,232,850		9.20%
Aberdeen Asset Management Asia Ltd	23,052,000		6.02%

Notes:

1. Of the 200,854,743 shares beneficially owned by wholly-owned subsidiaries of City Developments Limited ("CDL") representing approximately 52.43% of the issued share capital of the Company, 190,523,819 shares are held by eMpire Investments Limited.

2. The interests of CDL and Hong Leong Holdings Limited in 200,854,743 shares and 21,356,085 shares respectively, are included in the aggregate number of shares disclosed.

3. The deemed interest of Hong Leong Investment Holdings Pte. Ltd. in 230,866,817 shares, representing approximately 60.26% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.

4. Mr Kwek Leng Kee is deemed to have an interest in the 230,866,817 shares in which Davos Investment Holdings Private Limited ("Davos") is deemed to have an interest in, by virtue of his entitlement to exercise or control the exercise of one-third or more of the voting power at general meetings of Davos.

Save as stated above, no person or corporation was interested in or had a short position in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO as at 30 June 2005.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 8 August 2005

(d) 除本報告所披露外，於二零零五年六月三十日，本公司各董事及行政總裁或其聯繫人士於本公司或其任何相聯法團之任何股份、相關股份或債券中概無擁有任何權益或淡倉。

主要股東

於二零零五年六月三十日，根據證券及期貨條例第336條所規定存置之登記冊所記錄，以下人士擁有本公司已發行股本5%或以上權益：

股東名稱	持有股份數目	*附註*	所持本公司股份百分比
eMpire Investments Limited	190,523,819		49.73%
城市發展有限公司	200,854,743	*(1)*	52.43%
Hong Leong Holdings Limited	21,356,085		5.57%
Hong Leong Investment Holdings Pte. Ltd.	230,866,817	*(2)*	60.26%
Kwek Holdings Pte Ltd	230,866,817	*(3)*	60.26%
Davos Investment Holdings Private Limited	230,866,817	*(3)*	60.26%
Kwek Leng Kee	230,866,817	*(4)*	60.26%
Arnhold and S Bleichroeder Advisors, LLC	38,250,000		9.98%
Farallon Capital Offshore Investors, Inc.	35,232,850		9.20%
Aberdeen Asset Management Asia Ltd	23,052,000		6.02%

附註：

1. 於城市發展有限公司(「城市發展」)之全資附屬公司實益擁有之200,854,743股股份(佔本公司已發行股本約52.43%)中，其中190,523,819股股份由eMpire Investments Limited持有。
2. 城市發展及Hong Leong Holdings Limited分別於200,854,743股股份及21,356,085股股份擁有權益，已包括在已披露之股份總數內。
3. Hong Leong Investment Holdings Pte. Ltd.被視為於230,866,817股股份擁有權益，佔本公司已發行股本約60.26%，已包括在已披露之股份總數內。
4. 於Davos Investment Holdings Private Limited (「Davos」) 被視為擁有權益之230,866,817股股份，由於Kwek Leng Kee先生可透過行使其於Davos股東大會三分一或以上投票權而被視為擁有該些股份之權益。

除上述者外，並無任何人士或公司於二零零五年六月三十日於本公司之股份或相關股份中，擁有根據證券及期貨條例第336條須註入所規定存置之登記冊內之權益或淡倉。

承董事會命
主席
郭令明

香港，二零零五年八月八日

(b) 根據由Millennium & Copthorne Hotels plc(「M&C」)管理之Millennium & Copthorne Hotels行政人員購股權計劃(「一九九六年計劃」),若干董事根據該計劃擁有可以現金認購M&C股份之未行使購股權(「M&C 購股權」)如下:

董事姓名	部份*	授出日期	未行使M&C購股權數目	每股M&C股份之行使價	行使期
楊為榮	A	一九九八年三月五日	6,509	4.6087英鎊	二零零一年三月五日至二零零八年三月四日
	B	一九九八年三月五日	15,186	4.6087英鎊	二零零一年三月五日至二零零五年三月四日
	B	一九九九年三月五日	20,693	4.8321英鎊	二零零二年三月五日至二零零六年三月四日
王鴻仁	B	二零零一年三月十四日	69,364	4.3250英鎊	二零零四年三月十四日至二零零八年三月十三日
	B	二零零二年三月十五日	83,720	3.2250英鎊	二零零五年三月十五日至二零零九年三月十四日

(c) 根據M&C之股東於二零零二年五月二十一日批准之Millennium & Copthorne Hotels plc二零零三年行政人員購股權計劃(「二零零三年計劃」),若干董事根據該計劃擁有可以現金認購M&C股份之未行使購股權(「M&C購股權」)如下:

董事姓名	部份*	授出日期	未行使M&C購股權數目	每股M&C股份之行使價	行使期
楊為榮	II	二零零五年三月二十四日	10,581	3.9842英鎊	二零零八年三月二十四日至二零一五年三月二十三日
王鴻仁	II	二零零三年三月十日	124,031	1.9350英鎊	二零零六年三月十日至二零一三年三月九日
	II	二零零四年三月十六日	44,999	2.9167英鎊	二零零七年三月十六日至二零一四年三月十五日
	II	二零零五年三月二十四日	75,297	3.9842英鎊	二零零八年三月二十四日至二零一五年三月二十三日

*附註: 一九九六年計劃分兩部份。A部份已獲英國稅務局於一九九六年四月十二日根據Income and Corporation Taxes Act 1988之附表9之規定批准。B部份專為英國及非英國行政人員設立之未經批准行政人員購股權計劃。除一九九六年計劃外,二零零三年計劃同時授出經批准及未經批准購股權。

城市發展有限公司(*續*)

董事姓名	權益性質	認股權證數目
郭令明	個人	36,110
楊為榮	個人	1,832
郭令裕	個人	5,951
顏溪俊	個人	12,481

董事姓名	權益性質	每股面值 0.05新加坡元之 優先股數目
郭令明	個人	144,445
郭令裕	個人	100,000
顏溪俊	個人	49,925
	家族	45,738

Hong Leong Investment Holdings Pte.Ltd.

董事姓名	權益性質	每股面值 100.00新加坡元之 普通股數目
郭令明	個人	2,320
郭令裕	個人	1,290
郭令栢	個人	304
顏溪俊	家族	247

CDL Hotels New Zealand Limited

董事姓名	權益性質	無面值 之普通股數目
郭令明	個人	3,000,000
楊為榮	個人	500,000
王鴻仁	個人	2,000,000

附註: CDL Hotels New Zealand Limited為Millennium &Copthorne Hotels plc(城市發展有限公司之附屬公司)之非直接附屬公司。城市發展有限公司為本公司之控股公司。本公司之董事視Hong Leong Investment Holdings Pte.Ltd.為本公司之最終控股公司。

購買、出售或贖回本公司之上市證券

截至二零零五年六月三十日止六個月，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市證券。

董事於股份之權益

(a) 於二零零五年六月三十日，本公司各董事於本公司或其相聯法團(定義見證券及期貨條例第XV部(「證券及期貨條例」))之股份及相關股份中擁有根據證券及期貨條例第352條須記入所規定存置之登記冊，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益如下：

本公司

董事姓名	權益性質	每股面值1.00港元之普通股數目
郭令明	個人	3,286,980
楊為榮	個人	718,000
郭令裕	個人	1,436,000
郭令栢	個人	2,082,200
顏溪俊	個人	1,041,100
葉偉霖	個人	520,550
王鴻仁	個人	1,513,112
陳智思	個人	53,850

城市發展有限公司

董事姓名	權益性質	每股面值0.50新加坡元之普通股數目
郭令明	個人	361,115
楊為榮	個人	18,323
郭令裕	個人	59,510
郭令栢	個人	43,758
顏溪俊	個人	124,814
	家族	114,345
王鴻仁	家族	4,950

除14間M&C酒店外，Sceptre現正向160項以上物業提供服務，即超過26,000間房間。Sceptre將更努力發展業務，務求物色到其他途徑以取代這預期日後會失去之收益來源。

本集團將繼續物色投資機會，以配置其現金資源。

審核委員會

本公司之審核委員會成員由本公司兩名獨立非執行董事及一名非執行董事組成。審核委員會已審閱本集團截至二零零五年六月三十日止六個月之未經審核中期財務報告。

公司管治

董事認為，除下文所披露者外，於整個期間內，本公司已遵守香港聯合交易所有限公司上市規則附錄十四(「附錄十四」)所載之公司管治常規守則。

本公司並無完全遵守附錄十四之守則條文第A.4.1及A.4.2條之規定。根據守則條文第A.4.1條，非執行董事應以特定之年期委任，並可獲重選連任。非執行董事並無特定委任年期，但須根據本公司之組織章程細則(「細則」)於股東週年大會上輪值告退及膺選連任。根據守則條文第A.4.2條，所有獲委任填補臨時空缺之董事須於其獲委任後之首次股東大會上經股東選舉。而每位董事，包括有特定委任年期之董事，最少須每三年一次輪值退任。根據細則，任何獲委任填補臨時空缺之董事之任期將至下屆本公司股東週年大會，屆時將可重選連任。於每次股東週年大會上，當時之三分之一董事將輪值告退。在特別情況下，董事可在退任前擔任董事超過三年。

遵守董事進行證券交易之標準守則

本公司已採納香港聯合交易所有限公司上市規則附錄十所載之「上市發行人董事進行證券交易之標準守則」(「標準守則」)。全體董事已確認，彼等於回顧期內一直遵守標準守則。

財務狀況、現金流量及借貸

於二零零五年六月三十日，本集團之總資產由二零零四年十二月三十一日之647,500,000港元減少至630,500,000港元。

本集團呈報之業績以港元為結算單位，本集團之宗旨乃以港元為結算單位，以保存其價值。

於回顧期間，經營現金流入淨額為10,200,000港元。投資及融資活動之現金流出為3,000,000港元，而11,500,000港元已作為股息派發予股東。因此，本集團錄得現金及現金等價物由二零零四年十二月三十一日之499,100,000港元，減少至二零零五年六月三十日之490,400,000港元。

於回顧期內，本集團並無任何借貸。

財資活動

由於本集團自去年以來一直持有一些英鎊定期存款，且擁有一些以英鎊計值之股票，故錄得若干未確認外滙虧損。除此之外，本集團大部份現金為美元存款。因此，只要港元仍維持現行與美元掛鈎之安排買賣，將不會出現重大外滙風險。本集團認為，為了盡量提高股東回報，本公司需要一個平衡之投資組合，故投資組合其中一部份會以其他貨幣持有。本公司將密切監察本集團所面對之貨幣變動風險，並於需要時採取適當行動。

僱員

於二零零五年六月三十日，本集團之僱員人數為39名，較截至二零零四年十二月三十一日止上個財政年度結束時之41名減少。於回顧期內已付之薪酬成本總額為12,900,000港元。

前景

於二零零五年八月五日，美國14間Millennium & Copthorne(「M&C」)酒店知會Sceptre，指由於彼等正著手轉為中央訂房服務供應商(即將會使用歐洲及亞洲之其他M&C酒店提供服務)，故由二零零五年十月十八日起，彼等將不需要Sceptre提供訂房服務。該14間M&C酒店均由本公司之主要股東城市發展有限公司之一家附屬公司Millennium & Copthorne Hotels plc擁有及經營。於二零零四年全年及二零零五年上半年，Sceptre錄得來自該14間M&C酒店之收益，分別佔本集團之營業總額21.0%及19.2%。

中期股息

本公司董事已議決不宣派截至二零零五年六月三十日止六個月之中期股息(二零零四年：零仙)。

管理層討論及分析

業務回顧

本集團透過其持有85%權益之附屬公司SWAN Holdings Limited Group(「SWAN」)，經營其於美國的大部份業務。於回顧期內，SWAN的經營收入為本集團之收益帶來28,900,000港元的貢獻，與去年同期比較並無顯著增長。Richfield(酒店管理服務)及Shield(風險管理服務)兩項業務錄得收益增長，惟被Sceptre(電子訂房及收益管理服務)之收益減少所抵銷。另一方面，由於利息收入較高，SWAN帶來較高除稅前溢利，即3,600,000港元。去年同期則為2,000,000港元。

SWAN致力於其酒店管理部(即Richfield)之業務發展開始有成果。於二零零五年上半年度，Richfield成功為若干份多年管理合約實現淨收益。於二零零五年下半年度，該等新合約會開始為SWAN作出營業額貢獻。於二零零五年八月一日，由於增添該等新酒店，由Richfield負責管理的酒店達30間，共有超過5,000間房間。

財務回顧

集團表現

本集團錄得40,200,000港元之較高收益，較去年同期之32,000,000港元增加25.6%，此乃主要基於較高股息及利息收入所致。然而，本集團錄得母公司之權益持有人應佔虧損淨額為8,900,000港元，相對於去年同期為純利5,500,000港元。該虧損可歸因於本公司之投資活動。

於回顧期內，本公司所持之投資證券及定期存款帶來投資收入8,300,000港元，相對於去年同期則為2,400,000港元。根據會計處理，由於在二零零五年六月三十日將本集團之投資證券重新計量至公允值，故未變現虧損維持在9,800,000港元。這連同未變現匯兑虧損，導致回顧期內之其他開支淨額合共14,100,000港元，相對於去年同期則錄得其他收入淨額8,500,000港元。

獨立審閱報告

致City e-Solutions Limited董事會

緒言

吾等遵照　貴公司之指示，審閱載於第2至第14頁之中期財務報告。

董事與核數師各自之責任

香港聯合交易所有限公司證券上市規則規定，編製中期財務報告須符合有關條文及香港會計師公會發出之香港會計準則第34號「中期財務報告」。編製中期財務報告乃董事之責任，並已經董事批准。

吾等之責任為根據吾等之審閱結果，對中期財務報告作出獨立之總結，並依據吾等協定之聘任條款只向整體董事會呈報吾等之總結，除此以外並無其他目的。吾等不會就本報告之內容，對任何其他人士負責或承擔責任。

已進行之審閱工作

吾等根據香港會計師公會發出之核數準則第700號「審閱中期財務報告之委聘」進行審閱。

審閱主要包括向集團管理層諮詢，及對中期財務報告應用分析程序，及除另作披露之部份外，據此評核會計政策及呈列方式是否貫徹應用。審閱不包括測試內部監控及核實資產、負債及交易等審核程序。此審閱範圍較審核範圍為小，因此其保證程度亦比審核低。故此，吾等不會就此中期財務報告發表審核意見。

審閱總結

按照吾等之審閱結果(但此審閱結果並不構成審核之一部份)，吾等並不知悉任何須在截至二零零五年六月三十日止六個月之中期財務報告作出重大修改之事項。

畢馬威會計師事務所
執業會計師

新加坡，二零零五年八月八日

13. 儲備

儲備變動載於綜合權益變動報表。

14. 承擔

不可撤銷之辦公室空間經營租約之未來最低租金付款總額如下：

	於二零零四年六月三十日	於二零零三年十二月三十一日
	千港元	*千港元*
須於一年內支付	847	479
須於一年後但五年內支付	4,410	—
	5,257	479

本集團已簽署一份有關辦公室空間之營運租約。該租約於二零一一年十一月屆滿，本集團有權於期滿前續約五年。租約並不包括或然租金。

15. 重大關連人士交易

期內，重大關連人士交易如下：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
來自一間關連公司之股息收入	1,552	293
按協定條款釐定價格：		
來自聯號公司之管理費收入	10,028	11,856
來自聯號公司銷售營運設備之收入	1,729	67

10. 現金及現金等價物

	於二零零五年六月三十日	於二零零四年十二月三十一日
	千港元	*千港元*
銀行及其他財務機構之存款	457,427	470,509
銀行及手頭現金	33,016	28,639
	490,443	499,148

11. 貿易及其他應付款

貿易及其他應付款分析如下：

	於二零零五年六月三十日	於二零零四年十二月三十一日
	千港元	*千港元*
一個月內到期或按通知償還	3,099	3,075
貿易應付款總額	3,099	3,075
其他應付款及應計費用	23,719	21,032
欠聯號公司款項	95	116
	26,913	24,223

12. 股本

	股份數目	
已發行及繳足	*千股*	*千港元*
於二零零五年六月三十日	383,126	383,126

截至二零零五年六月三十日止期間，本公司已發行股本並無變動。

於二零零五年六月三十日並無尚未行使之購股權。

8. 每股盈利

a) 每股基本盈利

每股基本盈利是根據母公司之權益持有人應佔(虧損)／溢利(8,900,000)港元(二零零四年：5,500,000港元)及於期內已發行普通股383,125,524股(二零零四年：383,125,524股)計算。

b) 每股攤薄盈利

鑒於期內並無攤薄潛在普通股，故每股攤薄盈利並不適用。

9. 貿易及其他應收款

貿易及其他應收款(扣除應收呆壞賬後之撥備)分析如下：

	於二零零五年六月三十日 *千港元*	於二零零四年十二月三十一日 *千港元*
本期	10,096	6,702
逾期一個月至三個月	3,111	4,010
逾期多於三個月但少於十二個月	4,076	5,950
應收貿易賬款總額	17,283	16,662
其他應收款、存款及預付款項	5,054	2,603
聯號公司欠款	2,482	3,297
應收股息	—	3,330
	24,819	25,892

債項於記賬之日起計一個月內到期。然而，逾期三個月之應收款之所有未償還結餘，須於進一步批出任何信貸前結清。

6. 所得稅

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
當期稅項－香港利得稅	—	—
當期稅項－海外稅項	—	71
	—	71

香港利得稅乃按來自香港之估計應課稅溢利以稅率17.5%(二零零四年：17.5%)撥出準備。海外稅項乃按本集團業務所在國家之估計應課稅溢利以當時適用之稅率撥出準備。

根據開曼群島稅務優惠法(經修訂)第6條之規定，本公司獲豁免繳納開曼群島稅項，由一九八九年起計，為期二十年。

於二零零五年六月三十日，本集團並無將10,400,000港元(二零零四年十二月三十一日：9,900,000港元)稅項虧損確認為遞延稅項資產，因為日後不可能有足夠適當稅務盈利可供本集團從中獲益。

7. 股息

a) 中期應佔股息

本公司董事已議決不宣派截至二零零五年六月三十日止六個月之中期股息(二零零四年：無)。

b) 上一個財政年度應佔已於中期期間批准及派付之股息。

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
就上一個財政年度已於中期期間批准及派付之末期股息為每股3仙(二零零四年：3仙)	11,494	11,494

地理分類

本集團之投資活動主要在香港及新加坡進行。

酒店業有關服務由在美國之附屬公司進行。

於呈列以地理分類為基礎之資料時，投資控股之分類收益乃按投資之地理位置呈列，而酒店業有關服務之分類收益則按客戶所處地理位置呈列。

	香港		新加坡		美國	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
來自外界客戶之收益	6,351	1,641	3,144	1,541	30,719	28,827
經營溢利／(虧損)	(12,260)	3,356	275	541	3,600	2,048

4. 行政開支

行政開支大部份因酒店業有關服務業務單位而產生。

5. 除稅前(虧損)／溢利

除稅前(虧損)／溢利乃經扣除／(計入)：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
固定資產折舊	686	894
無形資產之攤銷	33	31
股息及利息收入	8,346	2,358
滙兑虧損／(收益)	4,381	(1,751)
銷售固定資產(收益)／虧損淨額	(102)	16
按公平價值重新釐定之證券未變現虧損／(收益)淨額	9,773	(6,190)

3. 分類資料

分類資料以本集團之業務及地理分類呈列。業務分類被選為主要報告形式，因為業務分類跟本集團之內部財務申報相近。

業務分類

本集團包括下列主要業務分類：

投資控股：　投資活動。

酒店業有關服務：　電子貿易平台、提供酒店業之解決方案、酒店管理服務、訂房服務、保險銷售及風險管理服務、工資服務及採購服務。

	投資控股 截至六月三十日 止六個月		酒店有關服務 截至六月三十日 止六個月		綜合 截至六月三十日 止六個月	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
來自外界客戶之收益	8,141	2,272	32,073	29,737	40,214	32,009
經營（虧損）／溢利	(10,226)	3,655	1,841	2,290	(8,385)	5,945
所得稅					—	(71)
除稅後（虧損）／溢利					(8,385)	5,874
期內折舊及攤銷	482	618	237	307	719	925

2. 會計政策之變動

香港會計師公會已頒佈多項新訂或經修訂之香港財務報告準則(「香港財務報告準則」，該詞語包含香港會計準則及其詮釋之統稱)，由二零零五年一月一日或之後開始或提早採納的會計期間生效。董事會已決定，於編製本集團截至二零零五年十二月三十一日止年度財務報表所採納之會計政策將會以現時已頒佈香港財務報告準則為基準編製。

由截至二零零五年十二月三十一日止年度生效或可自願在年度財務報表中提前採納之香港財務報告準則，可能會受本中期報告刊發日期後香港會計師公會頒佈之新增詮釋或其他更動所影響。因此，於本中期財務報告刊發日期，無法確實決定用於該期間集團財務報表之政策。

少數股東權益(香港會計準則第1號，財務報表之呈列及香港會計準則第27號，綜合及獨立財務報表)

於先前年度，於結算日之少數股東權益均於綜合資產負債表中獨立於負債及作為資產淨值之扣減額呈列。本年度集團業績中之少數股東權益亦在損益表中作為計算股東應佔溢利前之扣減額獨立呈列。

由二零零五年一月一日起，為遵照香港會計準則第1號及香港會計準則第27號之規定，於結算日之少數股東權益均在綜合資產負債表之股本中，獨立於母公司之權益持有人應佔之權益呈列，而本期內本集團業績中之少數股東權益則在綜合損益賬之賬面中，作為期內少數股東及母公司股本持有人之間損益總額分配呈列。

比較期間內之綜合資產負債表、損益表及股本變動報表呈列之少數股東權益已予重列。

未經審核中期財務報告附註

1. 編製基準

本中期財務報告乃根據香港聯合交易所有限公司主板證券上市規則之規定，包括遵照香港會計師公會發出之香港會計準則第34號「中期財務報告」編製。本報告於二零零五年八月八日獲授權發行。

除於二零零五年年度財務報表中預期出現之會計政策變動外，編製本中期財務報告所採用之會計政策與二零零四年年度財務報表相同。該些會計政策變動之詳情載列於附錄二。

根據香港會計準則第34條，管理層須就影響應用會計政策、所呈報資產及負債、收入及支出之事宜，按年作出判定、估計及假設。編製本中期財務報告時已遵守有關規定。實際結果可能與估計有出入。

本中期財務報告包含簡明綜合財務報表及選錄之闡釋附註。這些附註包括對明瞭本集團自二零零四年年度財務報表以來財務狀況及業績表現之變動具重大影響之事件及交易之解釋。該簡明綜合中期財務報表及當中之附註並不涵蓋香港財務報告準則就編製全套財務報表所要求之所有資料。

本中期財務報告乃未經審核，惟已經由畢馬威會計師事務所根據香港會計師公會發出之核數準則第700號「審核中期財務報告之委聘」審閱。畢馬威會計師事務所致董事會之獨立審閱報告載於第15頁。

中期財務報告所載有關截至二零零四年十二月三十一日止財政年度之財務資料為之前呈列資料，並不構成本公司在該財政年度之法定財務賬目，惟取材自該等財務報表。截至二零零四年十二月三十一日止年度之法定賬目可從本公司之註冊辦事處索閱。核數師已就該等賬目在其二零零五年二月十七日之報告中作出無保留意見。

簡明綜合現金流量表

截至二零零五年六月三十日止六個月－未經審核

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
經營業務之現金流入淨額	10,183	13,805
投資活動之現金流出淨額	(2,998)	(38,842)
融資活動之現金流出淨額	(11,494)	(11,494)
現金及現金等價物減少	(4,309)	(36,531)
於一月一日之現金及現金等價物	499,148	527,166
滙率變動之影響	(4,396)	899
於六月三十日之現金及現金等價物	490,443	491,534
現金及現金等價物結餘分析		
銀行及手頭現金	33,016	24,634
銀行及其他財務機構存款	457,427	466,900
	490,443	491,534

第7至第14頁之附註為本中期財務報告之一部份。

	附註	股本 千港元	儲備 千港元	母公司之 權益持有人 應佔總權益 千港元	少數股東權益 千港元	總股本 千港元
於二零零五年一月一日，如前呈列		383,126	213,038	596,164	—	596,164
少數股東權益（如前與二零零四年十二月三十一日之負債與股本分列）		—	—	—	26,113	26,113
於二零零五年一月一日，重列		383,126	213,038	596,164	26,113	622,277
上半年（虧損）／溢利						
－母公司之權益持有人應佔權益		—	(8,928)	(8,928)	—	(8,928)
－少數股東權益		—	—	—	543	543
		—	(8,928)	(8,928)	543	(8,385)
換算海外附屬公司財務報表所產生之滙兑差額於股東權益中直接確認		—	22	22	—	22
就上一個財政年度已於中期期間批准及派付之末期股息為每股3仙	7	—	(11,494)	(11,494)	—	(11,494)
於二零零五年六月三十日		383,126	192,638	575,764	26,656	602,420

第7至第14頁之附註為本中期財務報告之一部份。

綜合權益變動報表 — *未經審核*

	附註	股本 千港元	儲備 千港元	母公司之權益持有人應佔總權益 千港元	少數股東權益 千港元	總權益 千港元
於二零零四年一月一日,如前呈列		383,126	197,727	580,853	—	580,853
少數股東權益(如前與二零零三年十二月三十一日之負債與股本分列)		—	—	—	25,212	25,212
於二零零四年一月一日,重列		383,126	197,727	580,853	25,212	606,065
上半年溢利						
—母公司之權益持有人應佔權益		—	5,473	5,473	—	5,473
—少數股東權益		—	—	—	401	401
		—	5,473	5,473	401	5,874
就上一個財政年度已於中期期間批准及派付之末期股息為每股3仙	7	—	(11,494)	(11,494)	—	(11,494)
換算海外附屬公司財務報表所產生之滙兑差額於股東權益中直接確認		—	767	767	135	902
於二零零四年六月三十日		383,126	192,473	575,599	25,748	601,347
於二零零四年七月一日,如前呈列		383,126	192,473	575,599	—	575,599
少數股東權益(如前與二零零四年六月三十日之負債與股本分列)		—	—	—	25,748	25,748
於二零零四年七月一日,重列		383,126	192,473	575,599	25,748	601,347
下半年溢利						
—母公司之權益持有人應佔權益		—	21,046	21,046	—	21,046
—少數股東權益		—	—	—	449	449
		—	21,046	21,046	449	21,495
換算海外附屬公司財務報表所產生之滙兑差額於股東權益中直接確認		—	(481)	(481)	(84)	(565)
於二零零四年十二月三十一日		383,126	213,038	596,164	26,113	622,277

綜合資產負債表

於二零零五年六月三十日－未經審核

	附註	於二零零五年六月三十日 千港元	於二零零四年十二月三十一日 千港元
非流動資產			
固定資產		3,902	3,346
無形資產		376	407
其他財務資產		2,844	986
非流動資產總值		7,122	4,739
流動資產			
其他財務資產		107,974	117,746
應收賬款及其他應收款	9	24,819	25,892
現金及現金等價物	10	490,443	499,148
流動資產總值		623,236	642,786
流動負債			
應付賬款及其他應付款	11	(26,913)	(24,223)
税項撥備		(1,025)	(1,025)
流動負債總值		(27,938)	(25,248)
淨流動資產		595,298	617,538
淨資產		602,420	622,277
資本及儲備			
股本	12	383,126	383,126
儲備	13	192,638	213,038
母公司之權益持有人應佔總權益		575,764	596,164
少數股東權益		26,656	26,113
總權益		602,420	622,277

第7至第14頁之附註為本中期財務報告之一部份。

業績

City e-Solutions Limited(「本公司」)董事欣然公佈本公司及其附屬公司(「本集團」)截至二零零五年六月三十日止六個月之中期未經審核綜合業績，連同比較數字列載如下。

綜合損益賬

截至二零零五年六月三十日止六個月－未經審核

	附註	截至六月三十日止六個月 二零零五年 千港元	 二零零四年 千港元
營業額	3	40,214	32,009
銷售成本		(13,605)	(10,574)
毛利		26,609	21,435
其他(開支)／收入(淨額)		(14,052)	8,484
行政開支	4	(20,942)	(23,974)
經營(虧損)／溢利	3	(8,385)	5,945
除税前(虧損)／溢利	5	(8,385)	5,945
所得税	6	—	(71)
除税後(虧損)／溢利		(8,385)	5,874
以下各項應佔：			
母公司之權益持有人		(8,928)	5,473
少數股東權益		543	401
		(8,385)	5,874
每股盈利	8		
基本		(2.33)仙	1.43仙

第7至第14頁之附註為本中期財務報告之一部份。

目　錄

ces.

City e-Solutions Limited

（於開曼群島註冊成立之有限公司）

（股份代號：557）

二零零五年

中期財務報告

截至二零零五年六月三十日止六個月